Exhibit 4.22

ADDENDUM TO THE TECHNICAL CAPACITY TRANSFER AND
MANAGEMENT FEE AGREEMENT ENTERED INTO BETWEEN
TELEFÓNICA INTERNACIONAL S.A. AND TELEFÓNICA DEL PERÚ S.A.A.

     Witnesseth hereby the Addendum to the Technical Capacity Transfer and Management Fee Agreement dated May 16, 1994, entered into by and between:

(i)	TELEFÓNICA INTERNACIONAL, S.A., identified by C.I.F. No. A-78035441, domiciled at calle Gran Vía 28, Madrid, Spain, represented by its Secretary General and Attorney-in-Fact, Mr. Juan Carlos Ros Brugueras, identified by D.N.I. and N.I.F 46.115.906-D, by virtue of the powers of attorney granted and converted into a public deed on May 30, 2002, hereinafter referred to as “TISA”.

(ii)	TELEFÓNICA DEL PERÚ S.A.A., identified by R.U.C. No. 20100017491, domiciled at Av. Arequipa 1155, Santa Beatriz, Lima, represented by its General Manager, Mr. Juan Revilla Vergara, identified by D.N.I. 08234014, as per the power of attorney granted in the Board Meeting held on August 18, 2004, hereinafter referred to as “TdP”, under the following terms and conditions:

ONE:       RECITALS

1.1	On May 16, 1994, T.I. Telefónica Internacional de España S.A. (now TISA) and Compañía Peruana de Teléfonos S.A.-CPT- (now TdP) entered int a Technical Capacity Transfer and Management Fee Contract.On that same date, TISA and Empresa Nacional de Telecomunicaciones del Perú S.A. –ENTEL- (now TdP) entered into a contract with exactly the same characteristics. As a result of the merger by absorption of CPT with ENTEL, TdP has assumed the main obligations arising from said contracts (hereinafter jointly referred to as the Main Contract).

1.2	The Main Contract was entered into in compliance with the obligations contemplated in clauses 5.5.1 and 5.5.2 of the Share Purchase-Sale Agreement entered into between Corporación Nacional de Desarrollo (CONADE) and Telefónica del Perú S.A. (now Telefónica Perú Holding S.A.C.) on April 7, 1994, whereby TISA participated as guarantor. Through the Main Contract, TISA, directly or through its Corporate Group, undertook to provide TdP technical capacity and management so that the latter may achieve the most efficient development of its corporate purpose.

1.3	On May 23, 1995, the parties signed an Additional Clause to the Main Contract (hereinafter, the Additional Clause), whereby they clarified the sense and scope of certain provisions set forth under the Main Contact.

1.4	The parties have been performing the Main Contract during ten years and throughout said period TISA has complied with its obligations, allowing TdP to carry out its activities in an optimum manner in the different management areas of its business. The main achievements obtained by TdP through the management capacity transfer are set forth below:

(i)	Adoption of organic structure policies for the internal management of the Corporate Group.

(ii)	Alignment of commercial strategies and global plans of the Corporate Group which has enabled it to generate scale economies in the acquisition of goods and services.

(iii)	Modernization of its networks with the state-of-the-art technology, which has allowed it to achieve an optimum development of its expansion plan, satisfying the goals established in the Concession Contracts.

(iv)	Incorporation of international standards for the deployment and management of its networks which has resulted in an improvement in the service quality indicators.

(v)	Transition from analogical to digital switchboards.

(vi)	Incorporation of new technologies in the network design at the external plant, commuting and transmission level.

(vii)	Expansion of the service portfolio offered to its clients consisting of new technologies developed by the corporate group.

(viii)	Implementation of commercial policies for the sale of its services similar to those employed by the Corporate Group, taking advantage of the synergies.

(ix)	In the financial area, TdP has adapted its financing plans to the policies of the Corporate Group, allowing it to obtain resources through the issuance of obligations in the national and international market and obtaining preferential financing.

(x)	In line with the securities policies of the Corporate Group, it implemented an ADR program, which entailed the temporary listing of its securities in the NYSE and gave minority shareholders the possibility to exchange their TdP securities for those of Telefónica S.A.

(xi)	Adoption of a comprehensive treasury management system for all companies of the Telefonica Group operating in the country, taking advantage of the single fund.

(xii)	Adoption of Corporate Group policies in the different business service areas, such as: fiscal, legal, human resources, accounting, public relations and management control.

(xiii)	Compliance with the Concession Contracts entered into with the Peruvian State.

(xiv)	Increase of international traffic.

Given the time elapsed since the execution of the Main Contract, and taking into account the training of the personnel and of the team of directors of TdP; as well as the incorporation of strategic and management knowledge therein, the parties hereto deem it necessary to restate their needs and, therefore, to revise the terms of the Main Contract, particularly with regard to clause four, which refers to full management and management capacity.

Without prejudice to the modifications hereby agreed by the parties, they state their intention of continuing with the relations and activities along the same lines and with the same obligations and duties set forth under the Main Contract.

TWO:       DEFINITIONS

All capitalized terms appearing in this addendum have the same meaning ascribed to them in this document or in the Main Contract.

THREE:    FUNCTION

The parties hereby pursuant, to the provisions set forth in clause 17.1 of the Main Contract, which permits for the parties to introduce amendments, modifications and annexes to said document, agree as follows:

(i)	To modify clause 5.2 of the Main Contact, which, as of July 1, 2004, will read as follows:

“5.2 Remuneration for conducting the management and management capacity of TdP

TISA will receive from TdP, as remuneration for the full management and management capacity referred to in clause four of the Contract, as well as for the obligations and responsibilities arising therefrom, a quarterly fee (hereinafter referred to as “the Fee”) calculated on the basis of the advisory and consulting services provided by specialized technical officers designated by TISA who will provide their services in accordance with the table of fees to be approved by the parties in due course.

If appropriate, TISA will prepare a report on a monthly basis in which it will specify the following with respect to each activity:

(i) description of the service rendered;
(ii) officers in charge of the work performed;
(iii) time invested; and
(iv) application of the previously agreed hourly fee.

The parties will determine the procedure for the delivery and approval of the reports based on their needs.

TISA will issue the respective invoice on a quarterly basis, which shall include the amounts contemplated in the approved monthly reports. This invoice will be paid as provided for in clause 5.4 of the Contract .”

(ii)	To modify clause 7.1 of the Main Contract, which, as of July 1, 2004, will read as follows:
“7.1 Payment of Taxes

The parties agree that all taxes arising from the execution and performance of this Contract will be borne by the party provided by law.”

(iii)	To invalidate item C.6 of the Additional Clause in connection with the “Amount of the fee and invoicing procedure”.

FOUR:       TERM OF THE MAIN CONTRACT

The parties declare that, except for the modifications agreed herein, the other clauses of the Main Contract and of the Additional Clause will remain unchanged.

In sign of agreement, both parties have executed this addendum in duplicate form, on the 30th day of September, 2004.

TELEFÓNICA INTERNACIONAL, S.A.	TELEFÓNICA DEL PERÚ S.A.A.